Filed by Sempra Energy

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Sempra Energy

Commission File No.: 1-14201

Sempra Energy

Infrastructure Business Update Conference Call Script

[Cover Slide: Sempra Logo]

Good morning and welcome to Sempra Energy’s Infrastructure Business Update call. A live webcast of this teleconference and slide presentation is available on our website under the investor section. From our management team, I am joined today by:

•	Jeff Martin, Chairman and Chief Executive Officer; and

•	Trevor Mihalik, Executive Vice President and Chief Financial Officer.

[Turn to next slide]

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[Slide 2: Safe Harbor Statement]

Before starting, I’d like to remind everyone that we’ll be discussing forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in any forward-looking statement we make today. The factors that could cause our actual results to differ materially are discussed in the Company’s most recent 10-K and 10-Q filed with the SEC.

[Please refer to the presentation slides that accompany this call.]

I’d also like to mention that the forward-looking statements contained in this presentation speak only as of today, December 4th, 2020 and the Company does not assume any obligation to update or revise any of these forward-looking statements in the future.

Lastly, because we are still in the filing period of our tender offer in Mexico — and because we are also in the process of filing our S-4 with the SEC, we have been advised to forgo our normal question and answer session following management’s prepared remarks.

With that, please turn to slide [4] and I will hand the call over to Jeff.

[Turn to slide 4]

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[Slide 4: Executive Summary]

Thanks a lot, Nelly – and thank you all for joining us today.

Many of you have heard me speak from time to time about our continued focus on optimizing our portfolio consistent with our North American strategy. That’s why — earlier this week — we were pleased to announce a series of integrated transactions designed to advance our strategy by organizing our infrastructure businesses under a common growth platform.

The purpose of this call, therefore, is to take the time to explain the business rationale for these transactions — and why these efforts are expected to enhance shareholder value.

Once these transactions are completed, we believe this new growth platform will be well positioned to be a leader in the global energy transition — and we expect to highlight the overall franchise value of our North American infrastructure assets.

Finally — in combination, we expect these transactions to be accretive to Sempra’s earnings per share.

Now, please turn to the next slide.

[Turn to slide 5]

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[Slide 5: Sempra Strategic Focus]

Since 2018, you’ll recall that we have been focused on investing in the most attractive markets in North America – and particularly in T&D-like infrastructure with a lower risk profile and strong earnings visibility. In so doing, this strategy has allowed us to:

•	Narrow our geographic footprint by executing on roughly $27 billion in enterprise-wide transactions,

•	Benefit from improved fit and focus within our portfolio,

•	Reduce operating and financial risk —

•	All — with the goal of delivering improved financial returns and more visible growth.

Today, we’re focused on two business lines – utilities and infrastructure – these are complimentary investments backed by — regulated rates of return on one hand and long-term contracted cash flows on the other.

Please turn to the next slide

[Turn to slide: 6]

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[Slide 6: Overview + Strategic Rationale]

Within our North American Infrastructure business, we have two franchises — IEnova and Sempra LNG.

Over the last two years, we’ve seen the growth capital in these two businesses converge around the landmark Energia Costa Azul (or ECA) LNG project, which you’ll recall that we sanctioned just last month. Thus far, it’s the only LNG export project in the world to reach FID this year – and I actually think it reflects favorably on our team’s ability to continue developing world class projects — even against a tough economic backdrop.

By simplifying the ownership structure of Sempra LNG and IEnova under Sempra Infrastructure Partners, we believe it better positions us to develop large-scale integrated LNG projects such as ECA — and cross-border renewable power and transmission investments such as our Energia Sierra Juarez (or ESJ) renewable complex. We also believe this new streamlined platform will offer notable scale benefits and portfolio synergies.

Overall, it’s our expectation that the integrated transactions being discussed today will create value over the long run:

•	For Sempra Energy; and

•	The shareholders of IEnova, who elect to tender their shares for Sempra stock.

Please turn to the next slide.

[Turn to slide: 7]

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[Slide 7: Sempra Infrastructure Partners]

Sempra’s existing infrastructure platform is well positioned to capitalize on several exciting opportunities that are worth mentioning.

With respect to natural gas, we have a competitive position that allows us to export natural gas both to Mexico and global markets. We also have a competitive position in renewables, particularly in the cross-border region right here in Southern California. That’s why — with the formation of Sempra Infrastructure Partners, we think we can combine the strengths of both companies and improve our ability to capture incremental growth.

On the LNG front — we think we have an industry leading platform with approximately twelve million tonnes per annum of operating assets generating robust cash flows today — and we’re really excited about the prospects of our development projects that are geographically advantaged along the Gulf and Pacific coasts.

Additionally, our ownership of 11 out of 20 U.S.-Mexico cross-border pipelines provides competitive access to the U.S. Southwest energy and capacity markets. It’s also notable that these high pressure transmission lines are backed by long-term dollar denominated contracts.

Lastly, there are also strategic cross-border opportunities in the clean energy space — with approximately 1 gigawatt of wind and solar projects in our portfolio today and nearly 3 gigawatts of wind, solar and battery development projects in our pipeline.

Next, please turn to the next slide where Trevor will walk you through some examples of our major development efforts.

[Turn to slide: 8]

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[Slide 8: Energía Costa Azul (ECA) LNG Phase 1]

Thanks Jeff,

The expansion of our LNG business in Mexico creates significant overlap between Sempra LNG and IEnova. As Jeff mentioned earlier, Sempra LNG and IEnova have embarked on a 2.4 billion-dollar investment in Baja California. This is split between 2 billion dollars at ECA LNG and 400 million dollars for an associated gas pipeline expansion.

We’re eager to capitalize on the synergies associated with Sempra Infrastructure Partner’s development capabilities, operating experience and overlapping asset footprint.

In addition to ECA LNG, this combined franchise will be well-positioned to execute on a significant opportunity set of wind, solar and battery projects in Mexico.

Please turn to slide [9].

[Turn to slide: 9]

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[Slide 9: Renewables Portfolio]

IEnova is one of the leading developers of renewable energy projects in Mexico – with its existing footprint, knowledge of the regulatory landscape and demonstrated ability to develop projects with public and private off-takers, IEnova is well positioned to capture new opportunities in Mexico – perhaps none more so than the ESJ renewable complex that Jeff mentioned previously.

One of the advantages of our renewables development portfolio is our existing high voltage electric transmission assets which are also geographically advantaged to connect quality renewable resources in Mexico to demand for renewables in Southern California.

Please turn to the next slide.

[Turn to slide: 10]

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[Slide 10: Business Simplification]

Under the current structure, IEnova is a publicly-traded company, with Sempra being the majority owner - and an approximate ownership interest of 70-percent.

Upon receiving the required regulatory approvals, Sempra intends to launch a stock-for-stock exchange offer to acquire IEnova’s publicly traded shares. This is intended to increase Sempra’s ownership from approximately 70-percent to up to 100-percent.

To facilitate the transaction, we plan to list Sempra Energy shares in the form of exchange shares on the Mexican stock exchange.

In conjunction with this exchange, Sempra LNG and IEnova will combine to create a new business unit — Sempra Infrastructure Partners.

Please turn to the next slide.

[Turn to slide: 11]

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[Slide 11: Sale of Non-Controlling Interest]

The final step will involve a sale of a non-controlling interest in the new partnership. Our goal is to align our ownership with a like-minded investor that recognizes the value of our infrastructure platform. We’ll also privilege certainty of a timely closing as an important consideration.

To execute on this process successfully, various criteria have been established, including:

•	Executing with a view towards growing EPS over the long term,

•	Improving business strength and scale,

•	Maintaining or improving the existing credit profile, and

•	Enhancing support for LNG and growth in renewables, and

•	Depending on the level of equity sold, looking to sustain or even grow existing cash flows.

Please turn to slide [12].

[Turn to slide: 12]

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[Slide 12: Key Next Steps]

Here we have included a demonstrative timeline of expected key activities.

The exchange offer for IEnova stock requires IEnova Board approval along with regulatory and other customary approvals.

As we move forward with the integrated transaction process, including receiving the necessary approvals, we’re targeting to complete this series of transactions by the end of the first quarter 2021.

Please turn to the final slide.

[Turn to slide: 13]

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[Slide 13: Summary]

By creating a new, integrated infrastructure platform with a primary focus on LNG, this entity will have the financial scale not only to independently raise capital to fund organic growth projects, but also benefit from operational synergies and a management team with strategic capabilities and strong industry expertise. Additionally, a combined business allows us to more efficiently reinvest cash flows in and allocate capital to projects with higher expected returns.

And with that, this concludes our prepared remarks. Thank you all for joining today and I hope everyone continues to stay safe and healthy.

Please feel free to reach out to our IR team with any clarifying questions.

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Additional Information and Where to Find It

The proposed stock-for-stock exchange offer will be submitted to IEnova’s shareholders for their consideration. In connection with the proposed exchange offer, Sempra Energy will file a registration statement with the U.S. Securities and Exchange Commission (SEC), which will include a prospectus relating to the offer and sale of the Sempra Energy common stock to be issued in the exchange offer, and has filed on a confidential basis a prospectus and registration statement offering memorandum with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (CNBV). Shareholders are urged to read the registration statements carefully and in their entirety, along with any other relevant documents or materials filed or to be filed with the SEC or the CNBV in connection with the proposed exchange offer or incorporated by reference in the registration statements, because they will contain important information about the proposed exchange offer and the parties thereto. The registration statements and other documents will be available free of charge at the SEC’s internet website, www.sec.gov, and on the CNBV’s website at www.gob.mx/cnbv. The registration statements and other pertinent documents may also be obtained free of charge by directing a written request to Sempra Energy, Attn: Corporate Secretary, at 488 8th Avenue, San Diego, California 92101.

Neither this script nor the information contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the United States or Mexico will be made except pursuant to an effective registration statement and by means of the prospectus included in such registration statement and the related materials filed with the SEC and the CNBV. The securities discussed herein will not be offered or acquired until the CNBV has authorized the proposed exchange offer, as provided for in the Mexican Securities Act (Ley del Mercado de Valores), and the SEC has declared effective the registration statement related to the proposed exchange offers that will be filed.

Certain Information Concerning Participants

Sempra Energy and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of tenders of securities in connection with the proposed exchange offer. Information about Sempra Energy’s directors and executive officers is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 27, 2020.